Solarfun Proudly Supports Shanghai Jiao Tong University

SHANGHAI, Feb. 9 /PRNewswire-FirstCall/ -- Solarfun Power Holdings Co., Ltd., a vertically integrated manufacturer of silicon ingots and photovoltaic "PV" cells and modules in China, today announced its plan to support for and cooperate with Shanghai Jiao Tong University, a top tier university in China that boasts a renowned photovoltaic research center.  Solarfun plans to donate RMB1 million over 5 years to support the creation of scholarships to the school's department of physics.  The scholarships are intended to be created to help support research of photovoltaic technology, foster technology exchange between this university and Solarfun, and expedite the commercialization of new technology developed at the university.

Peter Xie, President of Solarfun, commented, "Education is not only one of the most important social functions that can help in the development of a society, but it is also a key area that we need to nurture in order for our industry to continue to mature.   We proudly announce our plan to support Shanghai Jiao Tong University's department of physics and their commitment to the research and development of photovoltaic technology.  We are proud of our relationships with this university and the development of these scholars, and we hope some of these aspiring new recruits join our industry and possibly our company in the future."

This report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-152005) filed on July 14, 2008.

ABOUT SOLARFUN
Solarfun Power Holding Co. Ltd. manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells and supplies solar system integration services in China. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules and manufactures 100% of its modules with PV cells produced in-house. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards.

SOLF-G

For further information, please contact:

Solarfun Power Holdings Co., Ltd.
Investor Contact:
Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080

P. R. China
Tel:  86-21-26022833 /Mobile 86 138 1612 2768
E-mail: IR@solarfun-power.com

Christensen
Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  852 2117 0861
E-mail:  rhu@ChristensenIR.com

CONTACT:  Investors, Paul Combs, V.P. Strategic Planning of Solarfun Power Holdings Co., Ltd., P. R. China, 86-21-26022833, Mobile, 86 138 1612 2768, IR@solarfun-power.com; or Kathy Li, +1-480-614-3036, kli@ChristensenIR.com, or Roger Hu, 852 2117 0861, rhu@ChristensenIR.com, both of Christensen, for Solarfun Power Holdings Co., Ltd.